August 14, 2009

Via EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	OmniReliant Holdings, Inc. Pre-effective Amendment 4 to Registration Statement on Form S-4 Filed August 12, 2009 File No. 333-157256

Dear Ms. Long:

We have reviewed the comments contained in your letter dated August 13, 2009 and submit the following responses.  In addition, we have attached as exhibits to this response letter, the redlined pages evidencing the changes discussed herein.

General

1.
Please update the financial statements and corresponding financial information, including the pro forma financial information, to comply with Rule 8-08 of Regulation S-X, as necessary.  Note that if your registration statement is to be declared effective more than 45 days after the end of your fiscal year, you must include year-end data.

Response:

We note your comment and will update the appropriate financial information should the registration statement not be effective within the time frame allotted.

2.
Please tell us how you calculated the number of shares of common stock you are registering. According to your cover page disclosure, if the market price were $.50 per share of OmniReliant, 13 million shares of Series E preferred would convert into 30,952,381 shares of OmniReliant common stock, which is greater than the number of common shares you are registering. In addition, as you are registering an additional 1,000 shares of Series E referred to cover the rounding of fractional shares, it seems that additional shares of common stock would be issuable upon conversion of those 1,000 preferred shares. Please revise your fee table to ensure that you have covered the maximum amount of common shares that may be issuable upon conversion of the maximum number of preferred shares issuable in the merger and tell us supplementally how you arrived at that number.

Response:

We have amended the number of shares we are registering from 30,951,381 shares to 30,954,762 shares.  The original amount of shares, 30,951,381 was calculated in error and should have been 30,952,381.  Furthermore, we are registering an additional 2,381 shares to cover the maximum amount of common stock the additional 1,000 shares of Series E Preferred Stock (which is being used to cover fractional round-ups) is convertible into.

3.
Disclose prominently in the front or forepart of the information statement/prospectus that Vicis Capital Master Fund or Vicis is the beneficial owner of 95.97% of OmniReliant's issued and outstanding common stock as a result of converting preferred stock into common stock on July 31, 2009. We note the disclosure in the current report on Form 8K dated July 31, 2009 and filed August 6, 2009.

Response:

We have revised the forepart of the information statement to disclose that Vicis Capital Master Fund is the beneficial owner of 95.97% of OmniReliant’s issued and outstanding common stock.

4.
In connection with prior comment 2, we did not see where you explain how Abazias' shareholders can arrive at a per share conversion rate for the Series E preferred. Please include this disclosure in your discussion of the Series E preferred conversion. In addition, and particularly in view of the recent conversion of preferred shares by Vicis, please disclose, as of a recent date and based on a stated number of Abazias shares outstanding, the per share exchange ratio of Abazias shares for OmniReliant shares in the merger. Also disclose the percentage ownership, on an as-converted basis, that Abazias shareholders will have of OmniReliant upon closing.

Response:

We have previously revised our disclosure to include as part of the table on page 2 and elsewhere in the registration statement, the conversation rates based on the different market scenarios.  For example, we disclosed that if the OmniReliant’s common stock traded at $0.50, the conversion rate would be $0.42, calculated by dividing $0.50 by $1.20.  Additionally, we have added columns to the table on page 2 to disclose, at each market price scenario, the ratio of OmniReliant common stock received for each share of Abazias common stock, the percentage of beneficial ownership the Abazias shareholders would hold of OmniReliant Common Stock, and the amount of Abazias common stock currently issued and outstanding.

5.
Refer to prior comment 4. Disclosure in the table of contents that Section 262 of the Delaware General Corporation Law or DGCL is attached as Appendix B is inconsistent with disclosure on page 96 that Section 262 of the DGCL is attached as Annex D. Please reconcile the disclosures.

Response:

The Company has revised the disclosure so that the DGCL is referred to as Appendix B.

There are a large number of shares underlying our Series C, Series D and Series F Convertible Preferred Stock... page 52

6.	It does not appear that the risk factor reflects the conversion of preferred stock into common stock by Vicis on July 31, 2009. Please revise accordingly.

Response:

The Company has revised its disclosure in accordance with the Commission’s comment.

Series E Preferred Stock, page 108

7.
Refer to prior comment 2. It remains unclear how the calculation for the example on page 109 about the adjusted conversion price if the common stock is trading at $1.15 was made. Using the assumed market price of $1.15, we calculate that the 13,000,000 shares of Series E preferred stock will be equivalent to 13,541,667 shares of OmniReliant's common stock. Please revise or advise.

Response:

We have revised the disclosure to show that at a market price of $1.15, the 13,000,000 shares of Series E Preferred Stock will be equivalent to 13,541,667 shares of OmniReliant common stock.

Exhibit Index

8.	Please remove the words "Form of' from the description of the exhibit numbered Exhibit 8.1.

Response:

We have removed the words “Form of” accordingly.

9.	Include a separate exhibit number (per Item 601(b)(23) of Regulation S-K) listing the consent of Bush Ross as an exhibit. We note that the consent is included in Exhibit 8.1.

Response:

We have included a separate exhibit number for the consent of Bush Ross, which is included in Exhibit 8.1.

Exhibit 5.1

10.
Disclosure in the third bullet point that there are 30,952,381 shares of common stock underlying the Series E preferred stock is inconsistent with the 30,951,381 shares of common stock underlying the Series E preferred stock shown in the calculation of registration fee table. Please revise to ensure that counsel's opinion covers all of the shares being registered.

We have updated the opinion to refer to 30,954,762 shares of common stock.

Exhibit 8.1

11.	Refer to prior comment 11. File an updated tax opinion immediately before the registration statement's effectiveness.

Response:

We note your comment and will file accordingly.

  *****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Tara Guarneri-Ferrara at (212) 930-9700.

Very truly yours, /s/ Darrin M. Ocasio Darrin M. Ocasio

cc:	Mr. Paul Morrison
OmniReliant Holdings
Chief Executive Officer

Mr. Oscar Rodriguez
Abazias, Inc.
President

61 Broadway  New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

As filed with the Securities and Exchange Commission on August 14, 2009

Registration No. 333-157256

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
FORM S-4/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

  OmniReliant Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	2844	11-2723423
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14375 Myerlake Circle
Clearwater, FL 33760
(727) 230-1031

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Morrison
Chief Executive Officer
OmniReliant Holdings, Inc.
14375 Myerlake Circle
Clearwater, FL 33760
(727) 230-1031

(Name, address, including zip code, and telephone number, including area code, of agent for service)

 Copies to:

Darrin M. Ocasio, Esq.	Michael T. Williams, Esq.
Sichenzia Ross Friedman Ference LLP	Williams Securities Law Firm
61 Broadway, 32 nd Floor	2503 W. Gardner Ct.
New York, New York 10006	Tampa FL 33611
(212) 930-9700	(813) 831-9348

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

The information in this proxy statement/prospectus is not complete and may be changed.  OmniReliant may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective.  This proxy statement/prospectus is not an offer to sell these securities and neither Abazias nor OmniReliant is soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.00001 par value per share	30,954,762	(2)	$0.60	$18,572,857.20	$773.98	(3)

Series E Preferred Stock, $.00001 par value per share	13,001,000	(4)	N/A	N/A	N/A

(1)
This Registration Statement relates to common stock, par value $0.00001 per share, underlying the Series E Preferred Stock of the registrant issuable to holders of common stock, par value $0.00001 per share ("Abazias’ Common Stock"), of Abazias, Inc., a Delaware corporation ("Abazias"), in the proposed merger of Abazias with and into OmniReliant Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of the registrant,

(2)
Includes 13,000,000 shares of Common Stock underlying the Series E Preferred Stock issuable to holders of Abazias’ common stock, in the proposed merger of Abazias with and into OmniReliant Acquisition Sub, Inc. and 1,000 shares of Common Stock to cover the issuance of additional shares to cover fractional shares.

(3)
$773.87 of the Registration Fee was previously paid.  An additional 3,381 shares of Common Stock are being registered.  The registration fee for these additional shares is being calculated based on the new fee rate of $55.8 per million dollars, effective as of March 16, 2009.

(4)
13,001,000 shares of the Series E Preferred Stock includes the 13,000,000 shares of Series E Preferred Stock that are to be used as consideration for the merger as well as 1,000 shares of the Series E Preferred Stock being registered to cover the issuance of additional shares to cover fractional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed.  OmniReliant may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective.  This proxy statement/prospectus is not an offer to sell these securities and neither Abazias nor OmniReliant is soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT-PROSPECTUS SUBJECT TO COMPLETION
DATED AUGUST 14, 2009.

Abazias, Inc.
5214 SW 91 st Terrace Suite A

Gainesville, FL 32608

(352) 264-9940

August 14, 2009

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Abazias, Inc. (“Abazias”) have unanimously approved an Agreement and Plan of Merger pursuant to which Abazias will merge with and into a wholly-owned subsidiary of OmniReliant Holdings, Inc. ("OmniReliant "), with the subsidiary continuing as the surviving entity. The total merger consideration is fixed at 13,000,000 shares of OmniReliant’s Series E Preferred Stock, to be distributed pro rata among the holders of Abazias’ issued and outstanding common stock upon closing of the merger, with fractional shares to be rounded up.  An additional 1,000 shares of OmniReliant’s Series E Preferred Stock are being registered in order to account for the rounding up of fractional shares.  Each share of Series E Preferred Stock is convertible into one share of OmniReliant’s Common Stock, subject to adjustment should the trading price of OmniReliant’s Common Stock fall below $1.20 per share, with a floor at $0.50 per share. The adjusted conversion price will be computed by dividing a market price below $1.20 on the closing day by $1.20.  For example, if the trading price of Omni’s common stock is $0.50, the conversion rate would be $0 .42, calculated by dividing $0.50 by $1.20. Below is a tabular illustration of the number of shares of OmniReliant Common Stock the Series E Preferred Stock would be convertible into based on different market values of OmniReliant’s Common Stock:

Market Price	Conversion Rate	OmniReliant Series E Preferred Stock	OmniReliant Common Stock	Abazias Common Stock Outstanding at Closing	Ratio of Omni Stock received for Abazias Stock	Percentage of Omni Stock Held By Abazias’ Shareholders
$0.50	.42	13,000,000	30,952,381	3,165,522	9.79:1	20.55%
$1.01	.84	13,000,000	15,476,190	3,165,522	4.87:1	11.45%
$ 1.20	1.00	13,000,000	13,000,000	3,165,522	4.09:1	9.80%

Vicis Capital Master Fund is the beneficial owner of 95.97% of OmniReliant’s issued and outstanding common stock as a result of converting preferred stock into common stock on July 31, 2009.

OmniReliant’s common stock is quoted on the Over the Counter Bulletin Board and trades under the symbol “ORHI.” Abazias’ common stock is quoted on the Over the Counter Bulletin Board and trades under the symbol “ABZA.”

2

Questions and Answers about the Merger

The following questions and answers briefly address some commonly asked questions about the Abazias special meeting and this Joint Proxy Statement/prospectus.

	Q:	What is the proposed transaction?

A:
The proposed transaction is a merger in which Abazias would be acquired by OmniReliant through a merger of Abazias with and into OmniReliant Acquisition Sub, Inc., a wholly-owned direct subsidiary of OmniReliant, with OmniReliant Acquisition Sub, Inc. surviving the merger. We sometimes refer to OmniReliant Acquisition Sub, Inc., the entity surviving the merger, as the surviving corporation.

Abazias, OmniReliant and OmniReliant Acquisition Sub, Inc. have entered into an Agreement and Plan of Merger, dated as of April 29, 2009, which we refer to as the Agreement and Plan of Merger. A copy of the Agreement and Plan of Merger is attached as Appendix A to this Joint Proxy Statement/prospectus.

	Q:	Why am I receiving these materials?

A:
We are delivering this document to you as both a Joint Proxy Statement of Abazias and a prospectus of OmniReliant. It is a Joint Proxy Statement because it is being used by the Abazias board of directors to solicit proxies from Abazias’ stockholders in connection with the merger. This document is a prospectus being delivered to Abazias’ stockholders because OmniReliant is offering shares of its preferred stock to be issued in the merger.  The Joint Proxy Statement/prospectus contains important information about the Agreement and Plan of Merger, the merger and the special meeting, and you should read it carefully.  Stockholders of OmniReliant are not required to approve the merger, any issuance of OmniReliant preferred stock in the merger or any other matter relating to the merger, and, accordingly, OmniReliant will not hold a meeting of its stockholders in connection with the merger.

	Q:	What will Abazias’ stockholders receive in the merger?

A:
The total merger consideration is fixed at 13,000,000 shares of OmniReliant’s Series E Preferred Stock, to be distributed pro rata among the holders of Abazias’ issued and outstanding common stock upon closing of the merger, with fractional shares to be rounded up.  Each share of Series E Preferred Stock is convertible into one share of OmniReliant’s Common Stock, subject to adjustment should the trading price of OmniReliant ’ s Common Stock fall below$1.20 per share, with a floor at $0.50 per share. The adjusted conversion price will be computed by dividing a market price below $1.20 on the closing day by $1.20. For example on May 29, 2009, shares of OmniReliant’s Common Stock listed on the OTCBB closed at a price of $1.01 per share.  At that closing price the holders of Abazias’ common stock would receive 13,000,000 shares of OmniReliant Series E Preferred Stock, to be distributed pro rata, which would be convertible into 15,476,190 shares of OmniReliant’s Common Stock, at a conversion rate of $0.84 ($1.01 divided by $1.20). If shares of OmniReliant’s Common Stock had closed at $1.20 per share, the holders of Abazias’ common stock would receive 13,000,000 shares of OmniReliant’s Series E Preferred Stock, to be distributed pro rata, convertible into 13,000,000 shares of OmniReliant’s Common Stock, at a conversion rate of $1.00 ($1.20 divided by $1.20). To further illustrate, if shares of OmniReliant’s Common Stock had closed at $0.50 per share, the holders of Abazias’ common stock would receive 13,000,000 shares of OmniReliant’s Series E Preferred Stock, to be distributed pro rata, convertible into 30,952,381 shares of OmniReliant’s Common Stock, at a conversion rate of $.42 ($0.50 divided by $1.20). An additional 1,000 shares of OmniReliant’s Series E Preferred Stock are being registered in order to account for the rounding up of fractional shares A tabular example of the Series E Preferred merger consideration can be found on page 28.  Accordingly, the value of the stock consideration will fluctuate with the market price of OmniReliant common stock underlying the preferred stock.  OmniReliant will not issue fractional shares of its preferred stock.  Instead, holders of Abazias’ common stock will receive an additional OmniReliant preferred share.  See "The Agreement and Plan of Merger" beginning on page 99 of this Joint Proxy Statement/prospectus and the tabular illustration below:

Market Price	Conversion Rate	OmniReliant Series E Preferred Stock	OmniReliant Common Stock	Abazias Common Stock Outstanding at Closing	Ratio of Omni Stock received for Abazias Stock	Percentage of Omni Stock Held By Abazias’ Shareholders
$0.50	.42	13,000,000	30,952,381	3,165,522	9.79:1	20.55%
$1.01	.84	13,000,000	15,476,190	3,165,522	4.87:1	11.45%
$ 1.20	1.00	13,000,000	13,000,000	3,165,522	4.09:1	9.80%

Risks Relating to OmniReliant’s Current Financing Arrangement

There are a large number of shares underlying our Series C Preferred Stock and Warrants that may available for future sale and the sale of these shares may depress the market price of our common stock.

Below is a chart which illustrates all of our outstanding our Series C Preferred Stock and Warrants that may available for future sale.

Common
Equivalents
Securities:
Series C Preferred Stock	1,365,579
Warrants:
Class A-1 Warrants	3,000,000
Class A-2 Warrants	3,000,000
Class B-1 Warrants	480,000
Class B-2 Warrants	480,000
Class BD-1 Warrants	300,000
Class BD-2 Warrants	300,000
Class BD-3 Warrants	300,000
Class BD-4 Warrants	48,000
Class BD-7 Warrants	821,333
Class BD-8 Warrants	821,333
Class BD-9 Warrants	821,333
Class BD-10 Warrants	700,000
Class BD-11 Warrants	1,400,000
Class BD-12 Warrants	833,333
Class BD-13 Warrants	3,333,333
Warrant issued to consultants	1,000,000
Class C-1 Warrants	13,746,086
Class C-2 Warrants	13,746,086
Class D-1 Warrants	28,000,000
Class E Warrants (issued with Series F Preferred)	33,333,333
Employee Stock Options	2,145,000
Total common stock equivalent shares	109,974,748

The sale of shares of the Common Stock of OmniReliant that underlie our Series C Preferred Stock, if sold, could push the market price of our Common Stock downward.   If sold the value of the common stock of OmniReliant may suffer and as such so will the value of the shares that you receive in the Merger.

Risk Relating to the Merger

Although Abazias and OmniReliant expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of various factors.

Abazias and OmniReliant believe that the merger will result in the diversification of revenue streams and the expansion of marketing opportunities and efficiencies for the combined company. Realizing the benefits anticipated from the merger will depend, in part, on several factors, including:

•	retaining and attracting key employees;

•	successfully implementing cross-promotional and other future marketing initiatives, products and services directed at OmniReliant 's customer base; and

•	improving the overall performance of the Abazias business.

OmniReliant and Abazias have operated and, until the completion of the merger, will continue to operate independently.  It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing business. Any or all of those occurrences could adversely affect OmniReliant’s ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger.  Integration efforts between the two companies will also divert management attention and resources.  These integration matters could have an adverse effect on each of OmniReliant and Abazias.

  Certain directors and executive officers of Abazias have interests in the merger that may be different from, or in addition to, the interests of Abazias stockholders.

When considering the Abazias board of directors' recommendation that Abazias stockholders vote in favor of the merger proposal, Abazias stockholders should be aware that some directors and executive officers of Abazias have interests in the merger that may be different from, or in addition to, the interests of Abazias stockholders. These interests relate to employment agreements between certain executive officers of Abazias and OmniReliant which provide for, among other things, a bonus upon entrance into the employment agreement and an executive position with Abazias.com after the merger.  Abazias’ board of directors was aware of these interests and considered them in approving the merger.

Because the market price of OmniReliant common stock will fluctuate, Abazias stockholders cannot be sure of the market value of the OmniReliant common stock underlying the preferred stock that they will receive. A decline in the price of OmniReliant common stock will decrease the value of the merger consideration to be received by Abazias’ stockholders.

When Abazias and OmniReliant complete the merger, each share of Abazias’ common stock will be converted into the right to receive a pro rata share of OmniReliant preferred stock as the merger consideration. The total merger consideration is fixed at 13,000,000 shares of OmniReliant’s Series E Preferred Stock, to be distributed pro rata among the holders of Abazias’ issued and outstanding common stock upon closing of the merger, with fractional shares to be rounded up.  Each share of Series E Preferred Stock is convertible into one share of OmniReliant’s Common Stock, subject to adjustment should the trading price of the Common Stock fall below$1.20 per share, with a floor at $0.50 per share. The adjusted conversion price will be computed by dividing a market price below $1.20 on the closing day by $1.20. For example on May 29, 2009, shares of OmniReliant’s Common Stock listed on the OTCBB closed at a price of $1.01 per share.  At that closing price the holders of Abazias’ common stock would receive 13,000,000 shares of OmniReliant Series E Preferred Stock, to be distributed pro rata, which would be convertible into 15,476,190 shares of OmniReliant’s Common Stock, at a conversion rate of $0.84 ($1.01 divided by $1.20). If shares of OmniReliant’s Common Stock had closed at $1.20 per share, the holders of Abazias’ common stock would receive 13,000,000 shares of OmniReliant’s Series E Preferred Stock, to be distributed pro rata, convertible into 13,000,000 shares of OmniReliant’s Common Stock, at a conversion rate of $1.00 ($1.20 divided by $1.20). To further illustrate, if shares of OmniReliant’s Common Stock had closed at $0.50 per share, the holders of Abazias’ common stock would receive 13,000,000 shares of OmniReliant’s Series E Preferred Stock, to be distributed pro rata, convertible into 30,952,381 shares of OmniReliant’s Common Stock, at a conversion rate of $.42 ($0.50 divided by $1.20). An additional 1,000 shares of OmniReliant’s Series E Preferred Stock are being registered in order to account for the rounding up of fractional shares.  In addition, the Agreement and Plan of Merger does not provide for any price-based termination right. Accordingly, the market value of the shares of OmniReliant common stock that Abazias stockholders will be entitled to receive when the companies complete the merger will depend on the market value of shares of OmniReliant common stock at the time the companies complete the merger and could vary significantly from the market value on the date the Agreement and Plan of Merger was entered into, the date of this Joint Proxy Statement/prospectus or the date of the Abazias special meeting.  A tabular example of the Series E Preferred merger consideration can be found below.

Market Price	Conversion Rate	OmniReliant Series E Preferred Stock	OmniReliant Common Stock	Abazias Common Stock Outstanding at Closing	Ratio of Omni Stock received for Abazias Stock	Percentage of Omni Stock Held By Abazias’ Shareholders
$0.50	.42	13,000,000	30,952,381	3,165,522	9.79:1	20.55%
$1.01	.84	13,000,000	15,476,190	3,165,522	4.87:1	11.45%
$ 1.20	1.00	13,000,000	13,000,000	3,165,522	4.09:1	9.80%

The following discussion includes the material provisions of the law pertaining to appraisal rights under the Delaware General Corporation Law but is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the full text of Section 262 which is attached as  Appendix B  to this proxy statement/prospectus. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262, holders of shares of Abazias common stock who do not vote in favor of the merger proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery, which we refer to as the Court, and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Court, together with interest, if any, to be paid upon the amount determined to be the fair value.

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available for any and all shares and include in the notice a copy of Section 262. This proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached as Annex D to this proxy statement/prospectus. Any holder of Abazias common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Abazias believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand. Any holder of Abazias common stock wishing to exercise appraisal rights must deliver to Abazias, before the vote on the merger proposal at the Abazias special meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the merger proposal. A holder of shares of Abazias common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the closing date of the merger, since appraisal rights will be lost if the shares are transferred prior to the effective date of the merger. The holder must not vote in favor of the merger proposal. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the merger proposal or abstain from voting on the merger proposal. Neither voting against the merger proposal, nor abstaining from voting or failing to vote on the merger proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the merger proposal. The demand must reasonably inform Abazias of the identity of the stockholder as well as the intention of the stockholder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the merger proposal at the Abazias special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of Abazias common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of Abazias common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. Abazias stockholders whose shares of Abazias common stock are held in a stock brokerage account or by a bank or other nominee and who wish to exercise appraisal rights are urged to consult with their broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Abazias at 5214 SW 91 st Terrace Suite A, Gainesville, FL 32608Attn: Chief Executive Officer.

The holders of Series E Preferred Stock shall not be entitled to receive any preference upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series E Preferred Stock shall share ratably with the holders of the common stock of the Corporation.

The holders of the Series E Preferred Stock may, at such Holder's option, at any time after issuance, elect to convert or any portion of the shares of Series E Preferred Stock held by such person into one (1) share of fully paid and non-assessable shares of Common Stock for each share of Series E Preferred Stock.

To convert Series E Preferred Stock into full shares of Common Stock on any date, the Holder thereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., Eastern Time on such date, a copy of a fully executed notice of conversion to the OmniReliant (the “Conversion Notice).   Upon receipt by the OmniReliant of the Conversion Notice, the OmniReliant or its designated transfer agent, as applicable, shall, within three (3) business days following the date of receipt by the OmniReliant, issue and surrender to a common carrier for overnight delivery to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled.  If the number of shares of Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion is greater than the number of shares of Series E Preferred Stock being converted, then the OmniReliant shall, as soon as practicable and in no event later than three (3) business days after receipt of the Preferred Stock Certificate(s) and at the OmniReliant's expense, issue and deliver to the holder a new Preferred Stock Certificate representing the number of shares of Series E Preferred Stock not converted.

The conversion rate will be adjusted on a pro-rata basis on the conversion date if the price per share of the common stock of OmniReliant is trading below One Dollar and Twenty Cents ($1.20) based upon the VWAP at the close of the market.    For example, assuming 13,000,000 shares of Series E Preferred Stock, if the Common  Stock is trading at $1.15, then the shares of Common Stock issued shall equal Thirteen Million Five Hundred Forty One Thousand Six Hundred an Sixty Seven  (13,541,667) instead of Thirteen Mi1lion (13,000,000).  Notwithstanding the above, Such Conversion Rate shall  have a floor of Fifty Cents ($.50).  VWAP shall mean the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time).  Below is a tabular illustration of the number of shares of OmniReliant common stock to the Series E Preferred Stock would be convertible into based on different market values of OmniReliant’s common stock:

Market Price	Conversion Rate	OmniReliant Series E Preferred Stock	OmniReliant Common Stock	Abazias Common Stock Outstanding at Closing	Ratio of Omni Stock received for Abazias Stock	Percentage of Omni Stock Held By Abazias’ Shareholders
$0.50	.42	13,000,000	30,952,381	3,165,522	9.79:1	20.55%
$1.01	.84	13,000,000	15,476,190	3,165,522	4.87:1	11.45%
$ 1.20	1.00	13,000,000	13,000,000	3,165,522	4.09:1	9.80%

Until December 2, 2010, the Series E Preferred Stock shall have price protection in the event the OmniReliant raises money below One Dollar and Twenty Cents ($1.20) per share of Common Stock (the “Price Protection). If the OmniReliant shall raise money at a value of less than $1.20 per share of Common Stock the conversion rate shall be adjusted in accordance with above.  Such Price Protection shall have a floor of Fifty Cents ($.50) and shall have carve outs for certain exempt issuances (the “Exempt Issuances”), which shall not trigger the Price Protection.  Exempt Issuances means the issuance of (a) shares of Common Stock or options to employees, officers, directors, advisors or consultants of the OmniReliant pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose; (b) securities upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date hereof; (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the directors of the OmniReliant, provided that any such issuance shall only be to a person which is, itself or through its subsidiaries, an operating OmniReliant in a business synergistic with the business of the OmniReliant and in which the OmniReliant receives benefits in addition to the investment of funds, but shall not include a transaction in which the OmniReliant is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities; (d) securities issuable in accordance with existing obligations of the OmniReliant to OmniReliant employees, officers, directors, consultants or agents; (f) securities issuable to any employees or former agents of the OmniReliant in satisfaction of or in settlement of any disputes or controversies concerning the terms of such person’s employment or separation from the OmniReliant and (g) shares of Common Stock issuable in lieu of payments of interest or dividends.

EXHIBIT INDEX

(1)	2.1	Stock Purchase Agreement dated as of December 3, 2008.
(2)	2.2	Amended Stock Purchase Agreement dated as of February 5, 2009.
(6)	2.3	Agreement and Plan of Merger dated as of April 29, 2009.
(3)	3.1	Certificate of Incorporation of Willowtree Advisors
(3)	3.2	Bylaws of Willowtree Advisors
	3.4	Amended Certificate of Designations of OmniReliant Series E Preferred Stock (incorporated by reference to Appendix C to the joint proxy statement/prospectus included in this registration statement).
	5.1	Opinion of Sichenzia Ross Friedman Ference LLP
	8.1	Tax Opinion of Bush Ross
(4)	10.1	Employment Agreement of Oscar Rodriguez with Abazias.com, Inc.
(4)	10.2	Employment Agreement of Jesus Diaz with Abazias.com, Inc.
(8)	10.3	License Agreement between OmniReliant and KRH Licensing
(7)	10.4	First Amendment to Kathy Hilton License Agreement
(7)	10.5	Amendment No.2 to Kathy Hilton License Agreement
(7)	10.6	Third Amendment to Kathy Hilton License Agreement
(7)	10.7	Fourth Amendment to Kathy Hilton License Agreement
(7)	10.8	Support Agreement between Oscar Rodriguez and Abazias, Inc.
(7)	10.9	Support Agreement between Jesus Diaz and Abazias, Inc.
	13.1
OmniReliant’s Form 10-KSB for the fiscal year ended June 30, 2008 (incorporated by reference to Financial Statements within the joint proxy statement/prospectus included in this registration statement).

	13.2
OmniReliant’s Form 10-Q for the fiscal quarter ended December 31, 2008 (incorporated by reference to Financial Statements within the joint proxy statement/prospectus included in this registration statement).

	13.3
Abazias’ Form 10-KSB for the fiscal year ended December 31, 2008 (incorporated by reference to Financial Statements within the joint proxy statement/prospectus included in this registration statement).

(5)	21.1	Subsidiaries of OmniReliant Holdings, Inc.
	23.1	Consent of KBL, independent accountants
	23.2	Consent of Malone & Bailey, independent accountants
	23.3	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1 above)
	23.4	Consent of Bush Ross (included in Exhibit 8.1 above)
	99.1	Form of Preliminary Proxy Card

(1)	Incorporated by reference to appendix A of Registrant's Form S-4 filed with the Securities and Exchange Commission on February 11, 2009 (File No. 333-157256)

(2)	Incorporated by reference to appendix B of Registrant's Form S-4 filed with the Securities and Exchange Commission on February 11, 2009 (File No. 333-157256)

(3)	Incorporated by reference from the Registrant's Form SB-2 Registration Statement filed with the Securities and Exchange Commission on August 2, 2004 (File No. 333-117840).

(4)	Incorporated by reference to Exhibit D-1 of appendix A of Registrant's Form S-4 filed with the Securities and Exchange Commission on February 11, 2009 (File No. 333-157256)

(5)	Incorporated by reference from the Registrant's Form S-1 Registration Statement filed with the Securities and Exchange Commission on February 11,2009 (File No. 333-117840).

(6)	Incorporated by reference to appendix A of Registrant's Form S-4/A filed with the Securities and Exchange Commission on May 7, 2009 (File No. 333-157256)

(7)	Incorporated by reference to the second amendment to Registrant’s Form S-4/A, filed with the Securities and Exchange Commission on June 18, 2009.

(8)	Incorporated by reference to the amended Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 13, 2009.

Exhibit 5.1

August 14, 2009

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: OmniReliant Holdings, Inc., Form S-4/A Registration Statement

Ladies and Gentlemen:

We refer to the above-captioned registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), filed by OmniReliant Holdings, Inc. a Nevada corporation (the “Company”), with the Securities and Exchange Commission.

We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above, we are of the opinion that the following securities being sold pursuant to the Registration Statement are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable:

•	13,000,000 shares of the Series E Preferred Stock
•	1,000 shares of Series E Preferred Stock being registered to cover the issuance of additional shares resulting from the rounding up of fractional shares
•	30,954,762 shares of Common Stock underlying the Series E Preferred Stock

We hereby consent to the being named  in, and the filing of this opinion as Exhibit 5.1 to the Registration Statement and in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Sichenzia Ross Friedman Ference LLP

Sichenzia Ross Friedman Ference LLP

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com